Vishay Intertechnology, Inc.
                               63 Lincoln Highway
                             Malvern, PA 19355-2121



                                                  November 1, 2001



VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0305


            Re:   Vishay Intertechnology, Inc.
                  Registration Statement on Form S-3 (File No.
                  333-72502)


Ladies and Gentlemen::

      Reference is hereby made to the Registration Statement on Form S-3 referred to above filed by the Registration with the Securities and Exchange Commission on October 31, 2001. Pursuant to Rule 473 of the Securities Act of 1933, as amended, the following delaying amendment language is hereby incorporated into such Registration Statement:

      "The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine."


                                    Very truly yours,


                                    Vishay Intertechnology, Inc.


                                    By: /s/  Avi D. Eden
                                        ----------------------------------
                                        Name:  Avi D. Eden
                                        Title: Executive Vice President